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                            October 8, 2020

       Christian Gormsen
       Chief Executive Officer
       Eargo, Inc.
       1600 Technology Drive, 6th Floor
       San Jose, CA 95110

                                                        Re: Eargo, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-249075

       Dear Mr. Gormsen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Management's discussion and analysis of financial condition and results of operations
       Critical accounting policies and estimates
       Fair value of common stock, page 101

   1. In your response to comment 8 from our December 5, 2019 comment letter you attribute some of the difference
between your August and September 2020 valuations and the mid-
                                                        point of the
preliminary price range to the objective and subjective factors described on page 101 as well as
your consideration of recent favorable trends in your business and operating results.
Given the significance of the increase in such a short period of time, please separately
describe and quantify the impact each significant objective and subjective factor
contributed to this difference and describe the favorable trends and operating results
considered that support this increase.
 Christian Gormsen
Eargo, Inc.
October 8, 2020
Page 2
2. On page F-61, the disclosure notes that in August 2020, you canceled all existing option grants with an exercise price higher than $0.85 per share in exchange for new option grants at an exercise price of $0.85 per share. Please disclose the impact of this modification (i.e. repricing) on your third quarter financial statements.
3. Please update your disclosure to include valuations performed subsequent to March 31,
      2020.
       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameChristian Gormsen
                                                           Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                           Office of Life
Sciences
October 8, 2020 Page 2
cc:       Alan C. Mendelson, Esq.
FirstName LastName